

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2014

Via E-mail
Michael H. Braun
Chief Executive Officer and President
Federated National Holding Company
14050 N.W. 14th Street, Suite 180
Sunrise, FL 33323

      Re: Federated National Holding Company
               Registration Statement on Form S-3
               Filed May 12, 2014
               File No. 333-195890

Dear Mr. Braun:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

1. We note the list of documents that counsel examined in rendering its opinion, which have been enumerated on page 1. Please be advised that it is inappropriate for counsel to circumscribe its opinion by omitting any documents that may be necessary to render such opinion. Accordingly, please file a revised legal opinion that specifies that counsel has reviewed such other documents as it deemed necessary to render its opinion or, in the alternative, that the list of enumerated documents represents all of the documents that counsel deemed sufficient to render its opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Nina S. Gordon, P.A.
        Broad and Cassel
        7777 Glades Road, Suite 300
        Boca Raton, Florida 33434